                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               ---------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1

                               Safety 1st, Inc.
                               (Name of issuer)


                    Common Stock, par value $.01 per share
                        (Title of class of securities)


                                  786475-10-3
                                 (CUSIP number)

                               James T. Byrne, Jr.
                             Office of the Secretary
                        Bankers Trust New York Corporation
                               130 Liberty Street
                            New York, New York 10006
                                (212) 250-1869

                (Name, address and telephone number of person
               authorized to receive notices and communications)


                                    Copy to:

                            Harvey M. Eisenberg, Esq.
                         O'Sullivan Graey & Karabell, LLP
                               30 Rockefeller Plaza
                             New York, New York 10112
                                  (212) 408-2400


                                 July 30, 1997
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

                             (Continued on following pages)


                                  (Page 1 of 8 Pages)

     This Amendment No. 1 amends and supplements the Statement for Notification by a Five Percent Owner of an Issue on Schedule 13D dated August 7, 1997 (the "Schedule 13D") of BT Capital Partners, Inc., a Delaware corporation, with respect to shares of Common Stock, par value $.01 per share, of Safety 1st, Inc., a Massachusetts corporation.

     Unless otherwise indicated, the information set forth in the Schedule 13D remains unchanged and each capitalized term not defined herein shall have the meaning assigned to such term in the Schedule 13D.


Item 2. Identity and Background.

          Item (f).

          The name, citizenship, business or residence address, principal occupation or employment, and name, principal business and address of any corporation or organization in which such employment is conducted of each director and executive officer of the Purchaser and BTNY is set forth in Annex A attached hereto and incorporated into this item 2 by reference.


                                  (Page 2 of 8 Pages)

                                          SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 8, 1997

                                          BANKERS TRUST NEW YORK CORPORATION

                                          By: /s/ James t. Byrne


                                          --------------------------------
                                          Name: James T. Byrne
                                          Title: Senior Vice President




                                   (Page 3 of 8 Pages)

                                                                       ANNEX A


                             BANKERS TRUST NEW YORK CORPORATION

     The following sets forth the name, mailing address, occupation or principal business affiliation and citizenship of each director and executive officer of BTNY. To the best knowledge and belief of BTNY, none of the following person beneficially owns any shares of Common Stock.


  Name and Mail Address               Occupation or Principal Business      Citizenship
                                               Affiliation
-----------------------------------------------------------------------------------------

George B. Beitzel                     Retired Senior Vice President and       U.S.
29 King Street                        Director
Chappaqua, NY 10514-3432              International Business Machines
                                      Corporation

Phillip A. Griffiths                  Chairman                                U.S.
Institute for Advanced Study          Institute for Advanced Study
Olden Lane
Princeton, NJ 08540

William R. Howell                     Chairman Emeritus                       U.S.
J.C. Penney Company, Inc.             J.C. Penney Company, Inc.
P.O. Box 10001
Dallas, TX 75301-0001

Vernon E. Jordan, Jr.                 Senior Partner                          U.S.
Akin, Gump, Strauss,
Hauer & Feld, LLP
1333 New Hampshire Avenue, N.W.
Suite 400
Washington, D.C. 20036

Harnish Maxwell                       Retired Chairman and Chief              U.S.
Philip Morris Companies, Inc.         Executive Officer
100 Park Avenue                       Philip Morris Companies, Inc.
New York, NY 10017

Frank N. Newman                       Chairman of the Board and Chief         U.S.
Bankers Trust Company                 Executive Officer and President
130 Liberty Street                    Bankers Trust Company;
New York, NY 10006                    Chairman of the Board and Chief
                                      Executive Officer and President
                                      Bankers Trust New York
                                      Corporation

N.J. Nicholas Jr.                     Investor                                U.S.
15 West 53rd Street, #34F
New York, NY 10019


                                 (Page 4 of 8 Pages)



Name and Mail Address              Occupation or Principal Business      Citizenship
                                              Affiliation
-----------------------------------------------------------------------------------------

Russell E. Palmer                     Chairman and Chief Executive            U.S.
The Palmer Group                      Officer
3600 Market Street                    The Palmer Group
Suite 530
Philadelphia, PA 19104

Donald L. Staheli                     Chairman of the Board and Chief         U.S.
39 Locust Street                      Executive Officer (Retired),
New Canaan, CT 06840                  Continental Grain Company

Patricia Carry Stewart                Former Vice President                   U.S.
Bankers Trust Company                 The Edna McConnell Clark
c/o Office of the Secretary           Foundation
130 Liberty Street
New York, NY 10006

George J. Vojta                       Vice Chairman                           U.S.
Bankers Trust Company                 Bankers Trust Company and
130 Liberty Street                    Bankers Trust New York
New York, NY 10006                    Corporation

Paul A. Volcker                       Director of Various Corporations        U.S.
599 Lexington Avenue
40th Floor
New York, NY 10021
------------------------------------------------------------------------------------------
                                          EXECUTIVE OFFICERS
------------------------------------------------------------------------------------------
Joseph A. Manganello, Jr.             Senior Managing Director and            U.S.
Bankers Trust Company                 Chief Credit Officer
130 Liberty Street                    Bankers Trust Company;
New York, NY 10006                    Executive Vice President and Chief
                                      Credit Officer
                                      Bankers Trust New York
                                      Corporation

Richard H. Daniel                     Senior Managing Director, Chief         U.S.
Bankers Trust Company                 Financial Officer and Controller
130 Liberty Street                    Bankers Trust Company;
New York, NY 10006                    Vice Chairman, Chief Financial
                                      Officer and Controller
                                      Bankers Trust New York
                                      Corporation

Melvin A. Yellin                      Senior Managing Director and            U.S.
Bankers Trust Company                 General Counsel
130 Liberty Street                    Bankers Trust Company;
New York, NY 10006                    Executive Vice President and
                                      General Counsel
                                      Bankers Trust New York
                                      Corporation


                              (Page 5 of 8 Pages)



Name and Mail Address              Occupation or Principal Business      Citizenship
                                              Affiliation
-----------------------------------------------------------------------------------------

Mary Cirillo                          Senior Managing Director                U.S.
Bankers Trust Company                 Bankers Trust Company;
130 Liberty Street                    Executive Vice President
New York, NY 10006                    Bankers Trust New York
                                      Corporation

I. David Marshall                     Senior Managing Director and            Canada
Bankers Trust Company                 Chief Information Officer
130 Liberty Street                    Bankers Trust Company;
New York, NY 10006                    Executive Vice President and Chief
                                      Information Officer
                                      Bankers Trust New York
                                      Corporation

                           (Page 6 of 8 Pages)

                             BT CAPITAL PARTNERS, INC.

     The following sets forth the name, mailing address, occupation or principal affiliation and citizenship of each director and executive officer of BT Capital Partners. To the best knowledge and belief of BT Capital Partners, none of the following persons beneficially owns any shares of Common Stock.



Name and Mail Address              Occupation or Principal Business     Citizenship
                                             Affiliation
-----------------------------------------------------------------------------------------
                                         DIRECTORS
-----------------------------------------------------------------------------------------

Douglas Brent                         President                              Canada
BT Capital Partners, Inc.             BT Capital Partners, Inc.
130 Liberty Street
New York, NY 10006

Carl Mueller                          Chairman
c/o Bankers Trust Company             BT Capital Partners, Inc.               U.S.
280 Park Avenue
New York, NY 10006

Alfred Brittain, III                  Former Chairman                         U.S.
c/o Bankers Trust Company             Bankers Trust New York
280 Park Avenue                       Corporation
New York, NY 10006

Howard Blauvelt                       Former CEO of Conoco Oil                U.S.
1410 Piper Way
Keswick, VA 22947

George Vojta                          Vice Chairman                           U.S.
Bankers Trust Company                 Bankers Trust New York
130 Liberty Street                    Corporation
New York, NY 10006

Patrick Callahan, Jr.                 Partner                                 U.S.
Lazard Freres & Co.                   Lazard Freres & Co.
200 W. Madison
Chicago, IL 60606

Larry Williams                        President                               U.S.
945 East Paces Ferry Road             The Breckenridge Group, Inc.
Atlanta, GA 30326

James Hellmuth                        Former President
270 Park Avenue, 5th Floor            BT Capital Corporation                  U.S.
New York, NY 10006

Hamish Maxwell                        Former Chairman                         U.S.
Philip Morris Co.                     Philip Morris & Companies
100 Park Avenue
10th Floor
New York, NY 10017


                            (Page 7 of 8 Pages)


Name and Mail Address              Occupation or Principal Business     Citizenship
                                            Affiliation
-----------------------------------------------------------------------------------------

Yves De Balman                        Chairman                               France
1 Appold Street                       Bankers Trust International
Broadgate, 4th Floor
London, EC2A 2HE
-----------------------------------------------------------------------------------------
                                          OFFICERS
-----------------------------------------------------------------------------------------
Heide Silverstein                     Treasurer/Secretary                     U.S.
Bankers Trust Company
130 Liberty Street, 25th Floor
New York, NY 10006


Joseph T. Wood                        Senior Vice President                   U.S.
BT Capital Partners, Inc.             Bankers Trust New York
130 Liberty Street, 25th Floor        Corporation;
New York, NY 10006                    Officer
                                      BT Capital Partners, Inc.


                            (Page 8 of 8 Pages)